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10028466

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARTINEZ-AYME FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 SUNSET DRIVE, SUITE B-275

(No. and Street)

MIAMI   **FLORIDA**   **33173**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME   **(305) 271-3232**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

(Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI   FLORIDA   33144

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, ____FRED AYME_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____MARTINEZ-AYME FINANCIAL GROUP, INC._____, as
of ____DECEMBER 31_____, 20 _09___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any property interest in any account
classified solely as that of a customer, except as follows:

MAR 0 4 2010

Washington, DC
104

_____
Signature

SENIOR VICE PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS

Cash in Banks	$	3,543
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $465,673		229,559
Accounts Receivable, No Reserve Required		256,496
Prepaid Expenses and Other Current Assets		73,903
Total Current Assets		$ 563,501

OTHER ASSETS

Lease Security Deposit	$	4,612
Property and Equipment, at Cost, Net of Accumulated Depreciation of $21,253		-
Total Other Assets		4,612
TOTAL ASSETS		$ 568,113

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable -
    Due to Correspondent Broker   107,358
    Others   22,322
Accrued Salaries, Commissions, and Other
    Expenses   12,171

    Total Current Liabilities $ 141,851

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS   50,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common Stock - $1 Par Value;
    Authorized - 1,000 Shares; Issued -
    963 Shares $ 963
Additional Paid-In Capital   701,397
Retained Earnings (Deficit)   (326,098)

    Total Stockholders' Equity   376,262

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 568,113

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		$ 605,567
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 300,761	
Clearance, Quotation, and Communication Costs	178,452	
Occupancy and Other Rentals	27,671	
Taxes, Other than Income Taxes	2,096	
Other Operating Expenses	94,099	
Total Operating Expenses		603,079
INCOME FROM OPERATIONS		$ 2,488
INTEREST EXPENSE		598
INCOME BEFORE INCOME TAXES		$ 1,890
CORPORATE INCOME TAX		283
NET PROFIT		$ 1,607
CORPORATE INCOME TAX CREDIT, DUE TO AVAILABILITY OF NET OPERATING LOSSES		283
NET PROFIT		$ 1,890

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2009	963	$ 963	$ 701,397	$ (327,988)	$ 374,372
Contribution of Capital	-	-	-	-	-
Net Profit for the Period	-	-	-	1,890	1,890
Balance - December 31, 2009	963	$ 963	$ 701,397	$ (326,098)	$ 376,262

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES

Net Profit	$	1,890
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
Increase in Unrealized Loss on Trading		
and Investment Securities		180,179
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable		(120,001)
(Increase) in Trading and Investment Securities Owned at Cost		(83,261)
(Increase) in Prepaid Expenses and Other Assets		(10,466)
Increase in Due to Correspondent Broker		51,611
(Decrease) in Accounts Payable and Accrued		
Expenses		(16,597)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$	3,355
INCREASE IN CASH	$	3,355
CASH AT BEGINNING OF YEAR		188
CASH AT END OF YEAR	$	3,543

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest Paid	$	598
Income Taxes Paid	$	-

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading, investment and restricted securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (CONTINUED)

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2009, the Company's "Net Capital" was more than its minimum requirement, and more then one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease agreement commencing April 1, 2008 for its office space in Miami, Florida. This lease expires on March 31, 2011. Monthly payments under this lease are $2,306, including applicable sales tax, and is subject to annual adjustments based on the consumer price index.

Minimum rentals under this lease are as follows:

Year Ended December 31

2010	$ 27,672
2011	6,918
	$ 34,590

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2009
is as follows:

Commissions and Fees	$ 392,107
Firm Trading	210,885
Other	2,575
	$ 605,567

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2009
is as follows:

Due from Correspondent Broker	$ 256,496
Due from Others	-
	$ 256,496

The amount Due From Correspondent Broker includes funds in an escrow account in the
amount of $250,000 which is used to support the trading and underwriting activities of the
Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers
and stockholders under an approved subordinated loan agreement. This subordinated
loan bears interest at ten (10) percent per annum and was due on November 1, 2005.
On January 18, 2005, the officer and stockholder received permission from the National
Association of Securities Dealers (NASD) to extend the due date of the subordinated
loan until November 1, 2008. On November 1, 2007, the officer and stockholder received
permission from the Financial Industry Regulatory Authority, Inc. (FINRA) to extend the
the due date of the subordinate loan until November 1, 2011. In August 2006, the
the officer and stockholder waived accrued interest totaling $2,500 and any interest
incurred after January 1, 2006.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:		
Net operating losses	$	51,000
Timing differences		-
	$	51,000
Less: Valuation allowance		(51,000)
	$	-

At December 31, 2009, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2009. The Company has available at December 31, 2009, approximately $ 148,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2027.

NOTE 8 - OTHER MATTERS

During the year ended December 31, 2008, the Company entered into two (2) branch office arrangements located in New York City, NY and Boca Raton, Fl. The Company earns commissions generated by the branch offices under agreed to guidelines, but the branch office is totally responsible for the complete financial responsibility of its business, including expenses, costs of personnel, costs of compliance and other approved expenses. These offices were closed during the year ended December 31, 2009.

On June 11, 2009, the Company entered into a fully disclosed clearing agreement with First Southwest Company, replacing its former clearing broker, Emmett A. Larkin Company, Inc.

SUPPLEMENTARY INFORMATION

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

NET CAPITAL

Total Stockholders' Equity		$ 376,262
Add: Liabilities Subordinated to Claims of General Creditors		50,000
Total Capital and Allowable Subordinated Loans		$ 426,262

Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Assets	$ 73,903	
2. Blockage of Securities	33,045	
3. Lease Security Deposit	4,612	111,560
Net Capital Before Haircuts on Security Positions		$ 314,702

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f), including Blockage:

1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	29,478	
d. Undue Concentration	18,990	48,468
Net Capital		$ 266,234

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition:

Accounts Payable	$ 107,358	
Accrued Salaries, Commissions, and Other Expenses	34,493	
Total Aggregate Indebtedness		$ 141,851

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 9,457
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 166,234
Excess Net Capital at 120% (Net Capital Less 120% of Net Capital Required)	$ 146,234
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)	$ 252,049
Percentage of Aggregate Indebtedness to Net Capital	53%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, Beginning of Year	$ 50,000
Additions	-
Decreases	-
Balance, End of Year	$ 50,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is First Southwest Company.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL



ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 8, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Martinez-Ayme Financial Group
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2009, which were agreed to by Martinez-Ayme Financial Group,Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Martinez-Ayme Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Martinez-Ayme Financial Group, Inc.'s management is responsible for the Martinez-Ayme Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

February 8, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the Instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MARTINEZ-AYME SECURITIES
9495 SW SUNSET DR.
STE 275B
MIAMI FL 33173

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assesment (Item 2e from page 2 (not less than $150 minimum)] .... $ 1994.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

   3/04/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1844.00

   E. Interest computed on late payment (see Instruction E) for ____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1844.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,844

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARTINEZ-AYME SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 17 day of FEBRUARY 2010

Alfredo F. Ayme / SECRETARY
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed _____

Documentation _____

Calculations _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _4/01_, 20 _09_
and ending _12/31_, 20 _09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $ _579,077_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ..... _219,124_

(7) Net loss from securities in investment accounts.

Total additions _219,124_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ _539_

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

Enter the greater of line (i) or (ii)   _539_

Total deductions   _539_

2d. SIPC Net Operating Revenues $ _297,662_

2e. General Assessment @ .0025 $ _1994_

(to page 1 but not less than $150 minimum)

2



MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2009, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.